EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Fiscal the Year Ended December 31,					Nine Months Ended September 30, 2006
	2001	2002	2003	2004	2005
Earnings:
Net Loss	(62,632)	(205,694)	(36,681)	(34,625)	(26,537)	(12,246)
Add: Fixed charges	730	746	1,030	817	710	355

Earnings as defined	(61,902)	(204,948)	(35,651)	(33,808)	(25,827)	(11,891)

Fixed Charges—Interest expense
Interest expense	343	408	680	434	325	20
Estimated interest component of rent	387	338	350	382	385	335

Total fixed charges	730	746	1,030	817	710	355

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense. Earnings were insufficient to cover fixed charges by $0.7 million in 2001, $0.7 million in 2002, $1.0 million in 2003, $0.8 million in 2004, $0.7 million in 2005 and $0.4 million in the nine-month period ended September 30, 2006. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.